State Bank Financial Corporation

3399 Peachtree Road, NE, Suite 1900

Atlanta, Georgia 30326

June 13, 2016

Era Anagnosti

Legal Branch Chief

Office of Financial Services

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Re:                             State Bank Financial Corporation (the “Registrant”)

Registration Statement on Form S-4 (File No. 333-211445)

Dear Ms. Anagnosti:

Pursuant to Rule 461 promulgated under the Securities Act of 1933 (the “Securities Act”), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 10:00 a.m., New York City time, on Wednesday, June 15, 2016, or as soon thereafter as possible.

In connection with this request, the Registrant hereby acknowledges that:

1.                                      should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.                                      the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.                                      the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning this request, please contact J. Brennan Ryan at Nelson Mullins Riley & Scarborough LLP at (404) 322-6218.

Sincerely,

State Bank Financial Corporation

By:	/s/ Joseph W. Evans
Joseph W. Evans
Chief Executive Officer